DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 1, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












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                                   FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      May 31, 2005

3.    Press Release
      -------------

      May 31, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF), the lead development partner of the West Lorne BioOil Cogeneration Project announced that it will ship today 12 tonnes of BioOil for testing and market development purposes to Classic Power,Inc., as part of the demonstration phase of this Project.

The shipment of BioOil, the first from the West Lorne facility, signifies that the plant is nearing continuous operation. Classic Power, one of the Project's partners, will analyze and test the BioOil with the intent to utilize the results for its own marketing development purposes, in the near future. DynaMotive and Classic Power have entered into an MOU to this effect.

DynaMotive and Classic Power have identified areas of potential interest in biomass power and BioOil production projects. The intent of the two Companies is to negotiate agreements to conduct a series of project studies to:

- develop a portfolio of green energy projects;
- evaluate opportunities for implementing fast pyrolysis BioOil plants;
- investigate the potential for fast pyrolysis to provide green power generation and investment opportunities

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

The achievement of this shipment signals the commencement of parallel activities for the development of a marketing campaign by DynaMotive and its partners to capitalize on the commissioning of the West Lorne BioOil cogeneration plant and establish a foothold in what is expected to be a multibillion dollar market in bio fuels and green power generation.

Successful completion of this Project will help DynaMotive commercialize its renewable fuel and patented fast pyrolysis technology, allowing rapid deployment across Canada and internationally. DynaMotive intends to become the world leader in the development of technology to produce competitively priced liquid fuels from biomass.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 31st day of May 2005.


                 DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard Lin"
                                            Richard Lin
                                            Chairman
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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE
FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




























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DYNAMOTIVE ENERGY SYSTEMS CORPORATION             News Release - May 31, 2005
First Shipment of BioOil from West Lorne to be Completed May 31, 2005

Vancouver, BC - DynaMotive Energy Systems Corporation (OTCBB: DYMTF), the lead development partner of the West Lorne BioOil Cogeneration Project announced that it will ship today 12 tonnes of BioOil for testing and market development purposes to Classic Power, Inc., as part of the demonstration phase of this Project.

The shipment of BioOil, the first from the West Lorne facility, signifies that the plant is nearing continuous operation. Classic Power, one of the Project's partners, will analyze and test the BioOil with the intent to utilize the results for its own marketing development purposes, in the near future. DynaMotive and Classic Power have entered into an MOU to this effect.

DynaMotive and Classic Power have identified areas of potential interest in biomass power and BioOil production projects. The intent of the two Companies is to negotiate agreements to conduct a series of project studies to:

- develop a portfolio of green energy projects;
- evaluate opportunities for implementing fast pyrolysis BioOil plants;
- investigate the potential for fast pyrolysis to provide green power generation and investment opportunities

The West Lorne BioOil Cogeneration Project is partially funded with a Cdn $5 million contribution from Sustainable Development Technology Canada (SDTC) to develop and demonstrate DynaMotive's fast pyrolysis technology. Additional support was leveraged from consortia partners. SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality.

The achievement of this shipment signals the commencement of parallel activities for the development of a marketing campaign by DynaMotive and its partners to capitalize on the commissioning of the West Lorne BioOil cogeneration plant and establish a foothold in what is expected to be a multibillion dollar market in bio fuels and green power generation.

Successful completion of this Project will help DynaMotive commercialize its renewable fuel and patented fast pyrolysis technology, allowing rapid deployment across Canada and internationally. DynaMotive intends to become the world leader in the development of technology to produce competitively priced liquid fuels from biomass.

BioOil is produced using patented technology that converts forest and agricultural residues such as bark, sawdust and sugar cane bagasse into a liquid fuel. Unlike fossil fuels, BioOil is renewable, clean burning, low in emissions and is greenhouse gas neutral. DynaMotive and its partners are also engaged in research and development on a range of derivative products that, if successful, would further enhance the market and value for BioOil as an alternative fuel and product source.

About SDTC
SDTC is a foundation created by the Government of Canada that operates a Cdn $550 million fund to support the development and demonstration of clean technologies that address issues of climate change, clean air, water and soil quality. These solutions deliver environmental, economic and health benefits to Canadians. An arm's length, not-for-profit corporation, SDTC works with private, financial, academic and public sectors and with the Government of Canada to build a sustainable development technology infrastructure in Canada.

About Classic Power
Classic Power is a Toronto based energy company specializing in green power generation, bio fuel trading, biomass recycling, landfill management, project development and operation.

About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications:
Telephone: (604) 267-6000  Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email:  investor@DynaMotive.com    Website:  www.DynaMotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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